UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2021

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date July 26, 2021	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or the appropriate course of action, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other appropriate independent advisers.

If you have sold or transferred all your shares in China Eastern Airlines Corporation Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

CONTINUING CONNECTED TRANSACTIONS

ADJUSTMENT TO THE ANNUAL CAPS

FOR THE CONTINUING CONNECTED TRANSACTION OF THE

EXCLUSIVE OPERATION OF

PASSENGER AIRCRAFT CARGO BUSINESS

Independent Financial Adviser

to the Independent Board Committee and the Independent Shareholders

Capitalised terms used in this cover page shall have the same meanings as those defined in the section headed “Definitions” of this circular. The Company will convene the EGM at the Conference Room on Second Floor, CEA Development Co. Ltd., Auxiliary Building, No. 99 Konggang Third Road, Changning District, Shanghai, the People’s Republic of China (中國上海市長寧區空港三路99號東航實業集團有限公司輔樓二樓會議室) at 9:30 a.m. on Friday, 27 August 2021. Notice of the EGM setting out the resolutions to be approved at the EGM, the proxy form and the attendance slip have been published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (https://www.ceair.com) and despatched to the Shareholders on 9 July 2021 and 12 July 2021 respectively.

If you are not able to attend and/or vote at the EGM, you are strongly urged to complete and return the proxy form in accordance with the instructions thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event not later than 24 hours before the time scheduled for holding the EGM or any adjournment thereof.

Completion and return of the proxy form will not preclude you from attending and voting at the EGM or at any adjourned meeting should you so wish.

23 July 2021

PRECAUTIONARY MEASURES FOR THE EGM

The COVID-19 is currently under control in the PRC through the continuous prevention and control efforts. Nevertheless, in view of the uncertainties of the COVID-19, the Company will implement the following precautionary measures for the EGM to protect the attendees of the EGM from risk of infection including, but not limited to:

(a)	compulsory body temperature checks will be conducted for every attendee of the EGM at the entrance of the venue;

(b)	every attendee of the EGM will be required to provide health code and itinerary code at the entrance of the venue; and

(c)	every attendee will be required to wear a surgical face mask throughout the EGM.

Shareholders who attend the EGM on-site must pay attention in advance and abide by the regulations and requirements of Shanghai on health status declaration, quarantine and observation during the epidemic containment period. The Company will strictly comply with the epidemic containment requirements of relevant government departments and implement epidemic containment measures to protect the Shareholders who attend the EGM on-site under the guidance and supervision of relevant government departments. Shareholders who have fever and other symptoms or are not wearing masks as required or do not comply with the relevant epidemic containment regulations and requirements may not be admitted to the venue of the meeting. If the number of Shareholders who attend the EGM on-site reached the upper limit stipulated under the epidemic containment requirements of the relevant government departments on the date of the EGM, Shareholders present at the venue will have to enter into the venue on a “first sign in, first enter” basis, and Shareholders who sign in later may not be able to enter into the venue of the meeting.

For the health and safety of the Shareholders, the Company would like to encourage Shareholders to exercise their right to vote at the EGM by appointing the chairman of the EGM as their proxy and to return their proxy forms by the time specified above, instead of attending the EGM in person

- i -

- ii -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following means:

“associate(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Bellyhold Space”	means the vacant space in the bellyhold of passenger aircraft after priority has been given to load the passengers’ registered luggage

“Board”	means the board of directors of the Company

“Business Competition”	means the business including international and domestic air cargo and mail delivery and cargo forwarding, warehousing and logistics, cargo terminal operations of the Company and all its subsidiaries that compete with the current business operations of China Cargo Airlines and Eastern Logistics and their subsidiaries

“CEA Holding”	means 中國東方航空集團有限公司 (China Eastern Air Holding Company), the controlling shareholder of the Company

“CES Finance”	means 東航金控有限責任公司 (CES Finance Holding Co., Limited), a wholly-owned subsidiary of CEA Holding

“CES Global”	means 東航國際控股（香港）有限公司 (CES Global Holdings (Hong Kong) Limited), a wholly-owned subsidiary of CEA Holding

“China Cargo Airlines”	means 中國貨運航空有限公司 (China Cargo Airlines Co., Limited), a non-wholly owned subsidiary of Eastern Logistics and is in turn a non-wholly owned subsidiary of CEA Holding

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“connected person(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“COVID-19”	means the COVID-19 pandemic

“Directors”	means the directors of the Company

“Eastern Logistics”	means 東方航空物流股份有限公司 (Eastern Air Logistics Co., Limited), which is a non-wholly owned subsidiary of CEA Holding

“EGM”	means the extraordinary general meeting of the Company to be convened at 9:30 a.m. on Friday, 27 August 2021 to consider, and if thought fit, approve, among others, the adjustment to the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions

“Exclusive Operation Agreement”	means the agreement dated 29 September 2020 entered into between the Company and China Cargo Airlines in relation to the agreement for China Cargo Airlines to exclusively operate the Company’s Passenger Aircraft Cargo Business, pursuant to which the Company receives transportation service fees from China Cargo Airlines for exclusively operating the Company’s Passenger Aircraft Cargo Business

DEFINITIONS

“Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions”	means the continuing connected transactions contemplated under the Exclusive Operation Agreement

“Existing Annual Caps”	means the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions contemplated under the Exclusive Operation Agreement for the three years ending 31 December 2020, 2021 and 2022, which are RMB4.9 billion, RMB5 billion and RMB5.2 billion, respectively

“Group”	means the Company and its subsidiaries

“Hong Kong”	means Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	means the Rules Governing the Listing of Securities on the Stock Exchange

“Independent Board Committee”	means the Board committee, comprising the independent non- executive Directors, established to advise the Independent Shareholders in respect of the adjustment to the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions

“Independent Financial Adviser” or “Octal Capital”	means Octal Capital Limited, a corporation licensed to carry on Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance, being the independent financial adviser appointed by the Company to advise the Independent Board Committee and Independent Shareholders on the adjustment to the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions

“Independent Shareholders”	means the Shareholders, other than CEA Holding and its associates

“Latest Practicable Date”	means 19 July 2021, being the latest practicable date for ascertaining certain information included herein before the printing of this circular

“Passenger Aircraft Bellyhold Space Cargo Business”	means the passenger aircraft Bellyhold Space cargo business of the Company and all its principal operating subsidiaries

“Passenger Aircraft Cargo Business”	means the passenger aircraft cargo business of the Company and its principal operating subsidiaries, which is the provision of cargo services by utilization of passenger aircraft and a series of relevant business operation activities (under the conventional and unconventional circumstances), including but not limited to sales, pricing and settlement of aircraft cargo space; comprising (i) the provision of cargo services in Bellyhold Space under conventional circumstances and (ii) the provision of cargo services by passenger aircraft such as temporary Passenger-to-Cargo Conversion in general other than carrying cargoes in the Bellyhold Space under unconventional circumstances

“Passenger-to-Cargo Conversion”	means the enhancement of the cargo capacity in passenger aircraft under unconventional circumstances, which means using the passenger traffic rights of passenger aircraft to provide cargo transportation services, including the temporary conversion of existing passenger aircraft to cargo aircraft and cargo-only passenger aircraft

“PRC”	means the People’s Republic of China, which for the purpose of this circular only, excludes Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan

DEFINITIONS

“Proposed Revised Annual Caps”	means the proposed annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions contemplated under the Exclusive Operation Agreement for the two years ending 31 December 2021 and 2022, which are RMB9 billion and RMB8 billion, respectively

“RMB”	means Renminbi yuan, the lawful currency of the PRC

“Securities and Futures Ordinance”	means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Shareholders”	means the shareholders of the Company

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited

“Three Major Airlines”	means the three major state-owned airlines, namely the Company, Air China Corporation Limited and China Southern Airlines Co., Ltd.

“%”	means per cent

LETTER FROM THE BOARD

(A joint stock limited company incorporated in the People’s Republic of China with limited liability) (Stock code: 00670)

Directors

Liu Shaoyong (Chairman)

Li Yangmin (Vice Chairman, President)

Tang Bing (Director)

Lin Wanli (Director)

Cai Hongping (Independent non-executive Director) Dong Xuebo (Independent non-executive Director)

Sun Zheng (Independent non-executive Director)

Lu Xiongwen (Independent non-executive Director)

Jiang Jiang (Employee Representative Director)

Legal address:

66 Airport Street

Pudong International Airport

Shanghai

PRC

Head office:

5/F, Block A2

Northern District, CEA Building

36 Hongxiang 3rd Road

Minhang District

Shanghai

PRC

Principal place of business in Hong Kong:

Unit D, 19/F.

United Centre

95 Queensway

Hong Kong

Hong Kong share registrar and transfer office:

Hong Kong Registrars Limited

Rooms 1712–1716, 17th Floor Hopewell Centre

183 Queen’s Road East

Wanchai

Hong Kong

To the shareholders of the Company

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

ADJUSTMENT TO THE ANNUAL CAPS

FOR THE CONTINUING CONNECTED TRANSACTION OF

THE EXCLUSIVE OPERATION OF

PASSENGER AIRCRAFT CARGO BUSINESS

A.	INTRODUCTION

Reference is made to the announcement of the Company dated 23 June 2021 in relation to the adjustment to the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions.

The purpose of this circular is to provide you with all the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the proposed resolutions at the EGM, including:

(i)	further information on the adjustment to the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions;

LETTER FROM THE BOARD

(ii)

a letter from the Independent Financial Adviser containing its advice and recommendation to the Independent Board Committee and Independent Shareholders in respect of the adjustment to the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions; and

(iii)

a letter from the Independent Board Committee containing its recommendation to the Independent Shareholders in respect of the adjustment to the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions.

B.	CONTINUING CONNECTED TRANSACTIONS IN RELATION TO ADJUSTMENTS TO THE ANNUAL CAPS FOR THE EXCLUSIVE OPERATION OF PASSENGER AIRCRAFT CARGO BUSINESS

1.	BACKGROUND

On 29 September 2020, the fourth ordinary meeting of the ninth session of the Board of the Company considered and approved the resolution regarding the Exclusive Operation Agreement of Passenger Aircraft Cargo Business of the Company and the transactions thereunder, and agreed that the Company and China Cargo Airlines shall enter into the Exclusive Operation Agreement and carry out the transactions thereunder; the resolution regarding the caps for the exclusive operation for Passenger Aircraft Cargo Business continuing connected transaction for the years 2020 to 2022 was considered and approved. It was agreed that the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions between the Company and China Cargo Airlines for each of the years from 2020 to 2022 were RMB4.9 billion, RMB5 billion and RMB5.2 billion, respectively. On 18 November 2020, the 2020 first extraordinary general meeting of the Company considered and approved the relevant resolution. For details, please refer to the Company’s circular to the Shareholders dated 30 October 2020.

On 23 June 2021, the 12th ordinary meeting of the ninth session of the Board considered and approved the resolution regarding the adjustment to the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions with China Cargo Airlines for 2021 and 2022, and agreed that the annual caps will be adjusted to RMB9 billion and RMB8 billion, respectively.

2.	AGREEMENT FOR THE EXCLUSIVE OPERATION OF PASSENGER AIRCRAFT CARGO BUSINESS CONTINUING CONNECTED TRANSACTIONS

The adjustment to the annual caps only increases the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions between the Company and China Cargo Airlines for 2021 and 2022. There is no change in the other aspects of the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions between both parties (including but not limited to the principal content of the transactions and the basis of pricing). The principal terms of the Exclusive Operation Agreement are set out as follows:

LETTER FROM THE BOARD

Date:	29 September 2020

Parties:	the Company (as owner); and China Cargo Airlines (as contractor)

Exclusive operation term:

From 1 January 2020 to 31 December 2032.

Once the exclusive operation term expires, both parties may negotiate continuing the transactions and enter into a new agreement. If both parties cannot reach a new agreement by such time, unless the Exclusive Operation Agreement is terminated by the consent of both parties, as long as the Company and Eastern Logistics are both listed companies on a stock exchange within or outside the PRC, and CEA Holding is the de facto controller of Eastern Logistics and China Cargo Airlines, subject to further applicable requirements under Chapter 14A of the Hong Kong Listing Rules, both parties shall continue to implement the terms set out in the Exclusive Operation Agreement. The Company will take all reasonable steps to comply with the requirements under Chapter 14A of the Hong Kong Listing Rules in this regard.

As the exclusive operation term is more than three years, according to Rule 14A.52 of the Hong Kong Listing Rules, the Company has engaged the Independent Financial Adviser to review the Exclusive Operation Agreement. For details of the Independent Financial Adviser’s opinions, please refer to the circular of the Company to the Shareholders dated 30 October 2020.

Scope and responsibilities relating to exclusive operation of cargo business:

During the exclusive operation term, China Cargo Airlines will exclusively operate the Company’s Passenger Aircraft Cargo Business, including but not limited to the following:

(i) China Cargo Airlines shall exclusively purchase the Company’s passenger aircraft cargo services, and independently engage in the operation of Passenger Aircraft Cargo Business under its own name;

(ii)  China Cargo Airlines shall enter into cargo agreements with external parties as the contracting carrier, and the Company accepts China Cargo Airlines’ entrustment to be responsible for completing air transportation service as the actual carrier;

(iii)  China Cargo Airlines shall exclusively enjoy the Company’s Passenger Aircraft Cargo Business space- sale right, pricing right and engage in businesses such as settlement, and the Company shall not operate on its own, entrust or authorize any third party other than China Cargo Airlines to operate, or by any means enable any other third party to have any right to the Passenger Aircraft Cargo Business; and

(iv) China Cargo Airlines shall undertake the overall responsibilities for transporting cargo as the carrier to the consignors with respect to the cargo which are transported by the Company’s passenger aircraft. During the period of exclusive operation, China Cargo Airlines shall, with respect to the Company’s Passenger Aircraft Cargo Business, conduct independent financial accounting, pay tax in compliance with applicable laws, and independently operate and bear the results of operations.

LETTER FROM THE BOARD

Both parties agree that while China Cargo Airlines exclusively operates the Company’s Passenger Aircraft Cargo Business in accordance with the provisions of the preceding paragraph, the Company shall nonetheless undertake to provide air transportation from the departure port to the destination port and necessary airport ground support for the cargo delivered by China Cargo Airlines (for the avoidance of doubt, unless otherwise agreed by both parties, such support shall include but are not limited to security checks, loading and unloading machines, airport apron connection, airport cargo operations and other necessary airport ground support), and bear the corresponding safety responsibilities.

Basis of pricing:

The Company collects a transportation service fee from China Cargo Airlines for the exclusive operation of the Company’s Passenger Aircraft Cargo Business. Such transportation service fee shall be determined based on China Cargo Airlines’ actual operating revenue of exclusively operating the Company’s Passenger Aircraft Cargo Business while deducting certain business fee rates.

The specific formulas are as follows:

Transportation service fee = actual income from Passenger Aircraft Cargo Business × (1 – business fee rates)

Passenger Aircraft Cargo Business refers to the passenger aircraft cargo business of the Company and its principal operating subsidiaries, which is the provision of cargo services by utilization of passenger aircraft and a series of relevant business operation activities (including but not limited to sales, pricing and settlement of aircraft cargo space) comprising:

(1)   conventional business: the provision of cargo services in Bellyhold Space under conventional circumstances; and

(2)   unconventional business: the provision of cargo services by passenger aircraft such as temporary Passenger-to-Cargo Conversion in general other than carrying cargoes in the Bellyhold Space under unconventional circumstances. Passenger-to-Cargo Conversion means the enhancement of the cargo capacity in passenger aircraft under unconventional circumstances, which means using the passenger traffic rights of passenger aircraft to provide cargo transportation services, including the temporary conversion of existing passenger aircraft to cargo aircraft and cargo-only passenger aircraft.

Different calculation basis for the transportation service fees to be received by the Company from China Cargo Airlines shall be applied to conventional business and unconventional business respectively.

Conventional Business

Under conventional circumstances, when China Cargo Airlines exclusively operates the Passenger Aircraft Bellyhold Space Cargo Business, the actual income from Passenger Aircraft Cargo Business in the above- mentioned transportation service fee formula equals the actual cargo income generated by China Cargo Airlines’ exclusive operation of the Company’s passenger aircraft Bellyhold Space. The definitive formula for determining the transportation service fees and business fee rate and the valuation standard of each parameter are as follows:

Transportation service fee = actual income from Passenger Aircraft Bellyhold Space Cargo Business × (1 – conventional business fee rate)

LETTER FROM THE BOARD

Conventional business fee rate = operating cost rate + (revenue growth rate of Passenger Aircraft Bellyhold Space Cargo Business of the current year – average revenue growth rate of the Three Major Airlines’ passenger aircraft Bellyhold Space cargo business of the current year) × 50%

Of which:

a)  Operating cost rate refers to the actual amount of operating cost incurred in the Passenger Aircraft Cargo Business for each of the recent three years agreed upon by the accountants engaged by both parties, divided by the arithmetic average amount of audited actual income from Passenger Aircraft Cargo Business in those years, and calculated and adjusted once a year during the exclusive operation term; the operating cost of which refers to the personnel, assets, marketing and other costs related to passenger aircraft cargo sales incurred by China Cargo Airlines for the exclusive operation of the Company’s Passenger Aircraft Cargo Business in each of the past three years.

b)  Revenue growth rate of Passenger Aircraft Bellyhold Space Cargo Business of the current year refers to the percentage of increase (or decrease) in actual income from cargo generated by China Cargo Airlines’ exclusive operation of the Company’s passenger aircraft Bellyhold Space in the current year compared with the actual income generated by China Cargo Airlines in the previous year, and the actual income generated by China Cargo Airlines from the passenger aircraft Bellyhold Space cargo in the previous year.

c)  Average revenue growth rate of passenger aircraft Bellyhold Space cargo business of the Three Major Airlines refers to the arithmetic average of the growth rate of revenue from cargo generated by the passenger aircraft Bellyhold Space of the Three Major Airlines in the current year and the revenue from cargo generated by the passenger aircraft Bellyhold Space of the Three Major Airlines in the previous year.

The gross profit margin for the Passenger Aircraft Cargo Business under conventional circumstances to be retained by China Cargo Airlines is calculated using the following formula:

Gross profit margin for the Passenger Aircraft Cargo Business under conventional circumstances to be retained by China Cargo Airlines = (actual income from Passenger Aircraft Bellyhold Space Cargo Business – transportation service fee) ÷ actual income from Passenger Aircraft Bellyhold Space Cargo Business

In case the revenue growth rate of Passenger Aircraft Bellyhold Space Cargo Business of the current year is the same as the average revenue growth rate of the Three Major Airlines’ passenger aircraft Bellyhold Space cargo business of the current year, the gross profit margin for the Passenger Aircraft Cargo Business under conventional circumstances to be retained by China Cargo Airlines equals to operating cost rate. The Company records revenue by collecting a transportation service fee from China Cargo Airlines for the exclusive operation of the Company’s Passenger Aircraft Cargo Business. Such transportation service fee under conventional business shall be determined based on actual income from Passenger Aircraft Bellyhold Space Cargo Business while deducting certain conventional business fee rates.

LETTER FROM THE BOARD

The Board considers that the pricing basis for the transportation service fee under the conventional circumstances is on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole on the following basis:

(1)   Under the conventional circumstances, China Cargo Airlines will pay to the Company the transportation service fee as the procurement cost which is determined based on actual income from Passenger Aircraft Bellyhold Space Cargo Business while deducting certain conventional business fee rate. The conventional business fee rate is determined based on the operating cost rate, in accordance with independent market principle, taking into account the average revenue growth rate of cargo business in the same industry, which provides a reasonable basis.

(2)   Pursuant to the above definitive formula, there is an implied incentive mechanism to provide motivation for China Cargo Airlines to enhance its Bellyhold Space Business performance and cargo transport business operating efficiency by taking income growth rate as a performance indicator. Such pricing basis is able to encourage China Cargo Airlines to optimize resources allocation and boost up their business performance.

Unconventional Business

Under unconventional circumstances, upon agreement of both parties after negotiation, contingent measures other than Bellyhold Space such as “Passenger-to-Cargo Conversion” can be adopted to enhance cargo transport capacity of passenger aircraft. In such event, with respect to the formula for calculating the transportation service fee, the actual revenue of passenger aircraft cargo transport should be the actual incurred revenue of cargo transport in the Company’s unconventional Passenger Aircraft Cargo Business such as “Passenger-to-Cargo Conversion” exclusively operated by China Cargo Airlines, and the definitive formula for transportation service fee and business fee rate and the valuation standard of each parameter are as follows:

Transportation service fee = the actual revenue of unconventional cargo transport of passenger aircraft × (1 – unconventional business fee rate)

Unconventional business fee rate = operating cost rate × (1 + reasonable profit margin)

Of which:

a) Operating cost rate is the same as the operating cost rate under the conventional circumstances, which refers to the actual amount of operating cost incurred in the Passenger Aircraft Cargo Business for each of the recent three years agreed upon by the accountants engaged by both parties, divided by the arithmetic average amount of audited actual income from passenger aircraft cargo business in those years, and calculated and adjusted once a year during the exclusive operation term; the operating cost of which refers to the personnel, assets, marketing and other costs related to passenger aircraft cargo sales incurred by China Cargo Airlines for the exclusive operation of the Company’s Passenger Aircraft Cargo Business in each of the past three years.

LETTER FROM THE BOARD

b)  Reasonable profit margin is the arithmetic average of the averaged profit margin of the Three Major Airlines for the latest three prior accounting years.

Both parties shall jointly designate an accounting firm with business qualifications at the end of each accounting year to conduct specific auditing and issue an official audit report on the actual incurred revenue of the Company’s Passenger Aircraft Cargo Business exclusively operated by China Cargo Airlines for the previous year, and implement agreed procedures for the operation fees of each of the previous three years, and to issue an agreed report (to determine next year’s operating cost rate). Both parties shall sign a confirmation in writing for the operating cost rate and business fee rate arrived at by the agreed calculation according to this term.

The gross profit margin for the Passenger Aircraft Cargo Business under unconventional circumstances to be retained by China Cargo Airlines is calculated using the following formula:

Gross profit margin for the Passenger Aircraft Cargo Business under unconventional circumstances to be retained by China Cargo Airlines = (actual revenue of unconventional cargo transport of passenger aircraft – transportation service fee) ÷ actual revenue of unconventional cargo transport of passenger aircraft = operating cost rate × (1 + reasonable profit margin)

The Company records revenue by collecting a transportation service fee from China Cargo Airlines for the exclusive operation of the Company’s Passenger Aircraft Cargo Business. Such transportation service fee under unconventional business shall be determined based on the actual revenue of unconventional cargo transport of passenger aircraft while deducting certain unconventional business fee rates.

The Board considers that the pricing basis for the transportation service fee under the unconventional circumstances is on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole on the following basis:

(1)   Under the unconventional circumstances, China Cargo Airlines will pay to the Company the transportation service fee as the procurement cost which is determined based on actual revenue of unconventional cargo transport of passenger aircraft while deducting certain unconventional business fee rate. The unconventional business fee rate is determined based on the operating cost rate, taking into account the reasonable profit margin of cargo business in the same industry, which provides a reasonable basis.

LETTER FROM THE BOARD

(2)   Since the unconventional business represents a special economic slump environment, resulting in (i) a decrease in passenger and (ii) the Passenger- to-Cargo Conversion approach that helps utilize the empty spaces by converting passenger aircrafts into cargo aircrafts, the above-mentioned situation is a temporary measure due to force majeure clauses, and therefore, there is no relevant historical data available to be taken as a reference for calculation of revenue growth rate. In view of the fact that financial data such as revenue growth rate of China Cargo Airlines and the Three Major Airlines’ actual income from Passenger-To-Cargo Conversion are unobtainable, basing average net profit ratio of the Three Major Airlines on the transportation service fee represents that the industry prospect, implied by net profit margin of the Three Major Airlines, would become a motivating factor for China Cargo Airlines to operate their Passenger Aircraft Cargo Business.

Payment arrangement:

China Cargo Airlines shall pay the transportation service fee on a monthly basis, and the amount payable monthly shall be calculated with the actual revenue of cargo transport generated by China Cargo Airlines in the month minus operating costs, which shall be settled and paid by China Cargo Airlines in the following month.

Within three months after the end of each accounting year, both parties shall calculate the annual total transportation service fees of that year as agreed in the Exclusive Operation Agreement and conduct year-end settlement, which is to either refund the surplus or to pay the shortfall if there is any difference between the annual total of transportation service fees and the sum of transportation service fees actually paid on a monthly basis by China Cargo Airlines in that year.

Alignment with the original passenger aircraft Bellyhold Space contractual operation transactions:	Both parties agreed that the original passenger aircraft Bellyhold Space contractual operation agreement shall be terminated immediately after the Exclusive Operation Agreement has taken effect. For the Passenger Aircraft Cargo Business already performed by both parties according to the original passenger aircraft Bellyhold Space contractual operation agreement in 2020, both parties agreed that corresponding adjustments shall be conducted according to agreed implementation principles in the Exclusive Operation Agreement, which was deemed to have become effective on 1 January 2020.

Conditions precedent:	The Exclusive Operation Agreement will become effective after execution by the legal representative or authorized representative of each party, the affixing of official seal of each party as well as the approval in shareholders meetings of the Company and China Cargo Airlines.

Non-competition undertaking:	As a condition of agreeing to the exclusive operation of all of the Company’s Passenger Aircraft Cargo Business by China Cargo Airlines, the Company undertook that, effective from the date of the Exclusive Operation Agreement until the expiration of the exclusive operation term or the date of termination of the Exclusive Operation Agreement, except for performing the relevant obligations involved in the Exclusive Operation Agreement, the Company and its controlled enterprises shall not, in any place within or outside the PRC or in any way, carry out Business Competition, including but not limited to operating through sole proprietorship, directly or indirectly holding/controlling the enterprise(s) which carry(ies) out Business Competition or other circumstances which constitute Business Competition according to relevant laws and regulations. For the avoidance of doubt, the above restrictions do not apply if the Company and its controlled enterprise(s) have not become the controlling shareholder(s), de facto controller(s) or the single largest shareholder of such enterprise(s) which carry(ies) out Business Competition.

LETTER FROM THE BOARD

As part of the original passenger aircraft Bellyhold Space contractual operation agreement, the non-competition undertaking was negotiated and entered into on an arm’s length basis and on normal commercial terms, which constituted a part of the transaction as a whole. Please refer to the circular of the Company to the Shareholders dated 13 March 2018. As part of the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions, the non-competition undertaking was negotiated and entered into on an arm’s length basis, and no adjustment has been made.

3.	HISTORICAL AMOUNTS AND PROPOSED REVISED ANNUAL CAPS

Existing Annual Caps and execution status of the exclusive operation transaction of the Passenger Aircraft Cargo Business in 2020 and as at 31 May 2021

				(Unit: RMB’000)
	For the financial year ended			For the five months ended
	2020.12.31		2021.12.31	2021.5.31
Transaction Event	Existing Annual Caps	Actual Amount	Existing Annual Caps	Actual Amount
The exclusive operation transportation service fees in relation to the Passenger Aircraft Cargo Business payable by China Cargo Airlines to the Company under the Exclusive Operation Agreement	4,900,000	4,894,890	5,000,000	3,198,459

The Company confirms that the actual transaction amounts for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions from 1 January 2021 up to the Latest Practicable Date did not exceed the Existing Annuals Caps, and the Company expects that the actual transaction amounts of such transactions will not exceed the Existing Annual Caps from 1 January 2021 up to the date of the EGM for the approval of the adjustment to the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions.

Proposed Revised Annual Caps and basis thereof

The outbreak of COVID-19 at the beginning of 2020 has caused a huge impact on the global aviation industry. Under the adverse impact of the continuation of COVID-19 globally, the number of international air passenger flights has dropped drastically, and the capacity supply of passenger aircraft Bellyhold Space in the aviation industry is limited. The Company entrusted China Cargo Airlines to exclusively operate its Passenger Aircraft Cargo Business who has adjusted its operating strategy on Passenger Aircraft Cargo Business and further expanded the deployment of transportation capacity of its Passenger Aircraft Cargo Business (mainly the “Passenger-to-Cargo Conversion”) under unconventional circumstances. At the same time, with the changes in the demand and supply of the international air cargo market, there is a comparatively higher portion of increase in the freight rates of air cargo transportation compared with the freight rates before the outbreak of COVID-19. In addition, the transportation of medical supplies and vaccines, the development of global trade and cross-border e-commerce have further increased the demand for air cargo transportation in the market. China Cargo Airlines actively seizes the business opportunities in the air cargo transportation market and strives to improve the operating efficiency of its Passenger Aircraft Cargo Business.

LETTER FROM THE BOARD

In view of the above reasons, the Company expects that the amount of Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions will exceed the Existing Annual Caps for 2021 and 2022. Based on the pricing formula under the Exclusive Operation Agreement entered into between the Company and China Cargo Airlines, after consolidating the revenue and expense data in Exclusive Operation of Passenger Aircraft Cargo Business for past years and comprehensively considering multiple factors including prospects of the future global cargo market and the transport capacity and transport price levels of the Company’s Passenger Aircraft Cargo Business such as Bellyhold Space and “Passenger-to- Cargo Conversion”, the Company proposed to adjust the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions for 2021 and 2022 to:

	(Unit: RMB’000)
	Proposed annual caps for the financial year ending
Transaction Event	2021.12.31	2022.12.31
The exclusive operation transportation service fees in relation to the Passenger Aircraft Cargo Business payable by China Cargo Airlines to the Company under the Exclusive Operation Agreement	9,000,000	8,000,000

The Proposed Revised Annual Caps for the two years ending 31 December 2021 and 2022 for the transportation service fees payable by China Cargo Airlines to the Company under the Exclusive Operation Agreement are determined with reference to the following primary factors:

(1)

The Company estimated the basis for the transportation service fees for the Passenger Aircraft Cargo Business for the two years ending 31 December 2021 and 2022: (a) with reference to the historical amounts for the year ended 31 December 2020 and the five months ended 31 May 2021 for the exclusive operation transportation service fees in relation to the Passenger Aircraft Cargo Business payable by China Cargo Airlines to the Company under the Exclusive Operation Agreement and (b) after taking into account the estimated continuous growth in demand for aviation cargo business.

(2)

The Company considered that (a) under the continuous adverse impact of COVID-19 globally, the transportation capacity supply of Passenger Aircraft Cargo Business under conventional circumstances is limited while the transportation capacity of unconventional Passenger Aircraft Cargo Business will further increase, and (b) after taking into account there will be a drastic increase in the freight rates of air cargo transportation.

(3)

With reference to: (a) the historical average operating cost rate, which refers to the actual amount of operating cost incurred in the Passenger Aircraft Cargo Business for each of the recent three years agreed upon by the accountants engaged by the Company and China Cargo Airlines, divided by the arithmetic average amount of audited actual income from Passenger Aircraft Cargo Business in those years, and calculated and adjusted once a year during the exclusive operation term; the operating cost of which refers to the personnel, assets, marketing and other costs related to passenger aircraft cargo sales incurred by China Cargo Airlines for the exclusive operation of the Company’s Passenger Aircraft Cargo Business in each of the past three years, and (b) the historical figures in the past seven years of the excess in income growth rate of the Company over the average revenue growth rate of Passenger Aircraft Bellyhold Space Cargo Business of the Three Major Airlines, the Company estimated the unconventional business fee rates for the two years ending 31 December 2021 and 2022 with reference to: (a) the aforesaid historical average operating cost rate, and (b) the historical figures in the past three years of average income growth rate of the Three Major Airlines.

LETTER FROM THE BOARD

4.	REASONS FOR AND BENEFITS OF THE TRANSACTIONS

The Company entrusted China Cargo Airlines to exclusively operate its Passenger Aircraft Cargo Business for long term, so as to avoid the competition between Passenger Aircraft Cargo Business of the Company and the all-cargo aircraft freight business operated by China Cargo Airlines and satisfy the Company’s demand for professional operation in passenger aircraft cargo, and to motivate China Cargo Airlines through fair and reasonable pricing to facilitate the steady development and growth of the Passenger Aircraft Cargo Business of the Company, which helped the Company to focus the relevant resources on the operation and development of its air passenger transportation business as well as to enhance the business capacity and competitiveness of the principal air passenger transportation business of the Company.

The Company expects that the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions amount will exceed the Existing Annual Caps for 2021 and 2022. Taking into account of the impact of COVID-19 and the need for business development, the Company makes timely adjustment to the annual caps of the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions in order to satisfy its day-to-day business operations and the need for future business development.

Based on the above, the Directors (including the independent non-executive Directors whose opinion has been provided after consideration of the advice from the Independent Financial Adviser) are of the view that (i) the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions between the Company and China Cargo Airlines are entered into upon arm’s length negotiations between the parties, are on normal commercial terms or better, are entered into in the ordinary course of business of the Company, and are fair and reasonable and in the interests of the Company and the Shareholders as a whole; (ii) the Proposed Revised Annual Caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions between the Company and China Cargo Airlines are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

5.	IMPLICATIONS UNDER THE HONG KONG LISTING RULES

As at the Latest Practicable Date, China Cargo Airlines is the non-wholly owned subsidiary of Eastern Logistics, which in turn is a non-wholly owned subsidiary of CEA Holding (the controlling Shareholder of the Company). China Cargo Airlines is therefore a connected person of the Company within the meanings of the Hong Kong Listing Rules. The proposed transactions contemplated under the Exclusive Operation Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

As the highest applicable percentage ratio of the Proposed Revised Annual Caps for the transportation service fees payable by China Cargo Airlines pursuant to the Exclusive Operation Agreement exceeds 5%, adjustment to the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions is subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under the Hong Kong Listing Rules.

LETTER FROM THE BOARD

Certain Directors, namely Mr. Liu Shaoyong, Mr. Li Yangmin, Mr. Tang Bing, Mr. Lin Wanli and Mr. Jiang Jiang are directors of CEA Holding and CEA Holding may be regarded as having a material interest in the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions and therefore they have abstained from voting at the meeting of the Board convened to approve the adjustment to the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions. Save as disclosed above, none of the Directors has a material interest in the Exclusive Operation Agreement or the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions.

C.	INTERNAL CONTROL PROCEDURES

To ensure the Company’s conformity with the terms of the Exclusive Operation Agreement under the Hong Kong Listing Rules, the Company shall adopt a series of internal control policies during its daily operations. Such internal control policies shall be conducted and supervised by the finance department of the Company and the independent non-executive Directors:

(1)

The finance department of the Company monitors daily connected transactions of the Company and reports to the audit and risk management committee of the Company and the independent non-executive Directors on a quarterly basis. The finance department of the Company shall supervise the implementation agreements of the Exclusive Operation Agreement to ensure that they are entered into: (i) in accordance with the review and evaluation procedures set out in this circular and the terms of the continuing connected transactions agreements under the Hong Kong Listing Rules; (ii) in the ordinary and usual course of business of the Group; (iii) on normal commercial terms or better; (iv) no less favourable than terms offered by independent third parties to the Company; and (v) according to the continuing connected transactions agreements under the Hong Kong Listing Rules on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

(2)

The independent non-executive Directors shall review and will continue to review the implementation agreements of the Exclusive Operation Agreement to ensure that they have been entered into on normal commercial terms or better, and according to the continuing connected transactions agreements on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and provide confirmation in the Company’s annual report.

(3)

In the event that the total amounts of the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions exceed the Proposed Revised Annual Caps, or that there is any material amendment to the terms of the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions, the Company shall comply with the applicable provisions of the Hong Kong Listing Rules governing continuing connected transactions.

(4)

Pursuant to Rule 14A.56 of the Hong Kong Listing Rules, the Company has engaged external auditors to issue a letter on the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions to report on the Group’s continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants.

The Directors are of the view that the above procedures can ensure that the continuing connected transactions contemplated under the Exclusive Operation Agreement will be conducted on normal commercial terms or better, and will not be prejudicial to the interests of the Company and the Shareholders.

LETTER FROM THE BOARD

D.	GENERAL INFORMATION

(1)	Information in relation to the Group

The Group is principally engaged in the operation of civil aviation passenger transport and related businesses.

(2)	Information in relation to CEA Holding

CEA Holding is principally engaged in the management of all the state-owned assets and equity interests formed and invested by the state in CEA Holding and its invested entities.

As at the date of this circular, the controlling shareholder and the actual controller of CEA Holding is SASAC, and, CEA Holding is owned:

(i)	as to 68.42% by SASAC;

(ii)

as to 11.21% by China Life Investment Management Company Limited* (國 壽 投 資 保 險 資 產 管 理 有 限 公 司), which is directly wholly-owned by China Life Insurance (Group) Company* (中 國 人 壽 保 險（集 團）公 司) and ultimately wholly-owned by the State Council of the PRC;

(iii)	as to 10.19% by Shanghai Jiushi (Group) Co., Ltd. * (上 海 久 事（集 團）有 限 公 司), which is directly wholly-owned by SASAC of Shanghai Municipal Government;

(iv)

as to 5.09% by China Reform Asset Management Co., Ltd.* (中 國 國 新 資 產 管 理有 限 公 司), which is directly wholly-owned by China Reform Holdings Corporation Ltd.* (中國國 新控股有限責任公司) and ultimately wholly-owned by the State Council of the PRC; and

(v)	as to 5.09% by China Tourism Group Co., Ltd.* (中 國 旅 遊 集 團 有 限公 司), which is directly wholly-owned by SASAC.

(3)	Information relating to China Cargo Airlines

China Cargo Airlines is principally engaged in international (regional) and domestic air cargo and mail delivery services.

As at the date of this circular, China Cargo Airlines is owned as to 83% and 17% by Eastern Logistics (which is a non-wholly owned subsidiary of CEA Holding) and COSCO SHIPPING Logistics Co., Ltd. (which is directly wholly-owned by China COSCO SHIPPING Corporation Limited and is ultimately wholly-owned by the State Council of the PRC), respectively.

E.	EGM

The EGM will be convened at 9:30 a.m. on Friday, 27 August 2021 to consider, and if thought fit, approve, among others, the adjustment to the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions.

The Independent Board Committee has been established to advise the Independent Shareholders in respect of the adjustment to the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions.

LETTER FROM THE BOARD

Octal Capital, a corporation licensed to carry on Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance, has been appointed by the Company as the Independent Financial Adviser to the Independent Board Committee and Independent Shareholders on the adjustment to the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions.

The resolutions will be taken on a poll as required under Rule 14A.36 of the Hong Kong Listing Rules. Details of the EGM and the resolutions to be proposed at the EGM are set out in the “Notice of 2021 Second Extraordinary General Meeting” despatched to the Shareholders on 12 July 2021 by the Company.

F.	VOTING

As at the Latest Practicable Date, CEA Holding directly and indirectly held 5,530,240,000 A shares and 2,626,240,000 H shares of the Company, representing in aggregate approximately 49.80% of the issued share capital of the Company and therefore CEA Holding and its associate(s), if any, are connected persons of the Company. Accordingly, CEA Holding and its associate(s) (i.e., CES Finance and CES Global) will, at the EGM, abstain from voting on the ordinary resolutions approving the adjustment to the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions. To the extent that the Company is aware having made all reasonable enquiries, as at the Latest Practicable Date:

(i)	there was no voting trust or other agreement, arrangement or understanding (other than an outright sale) entered into by or binding upon CEA Holding, CES Finance or CES Global;

(ii)

none of CEA Holding, CES Finance or CES Global was subject to any obligation or entitlement whereby they had or might have temporarily or permanently passed control over the exercise of the voting rights in respect of their respective shares in the Company to a third party, whether generally or on a case-by-case basis; and

(iii)

it was not expected that there would be any discrepancy between each of CEA Holding’s, CES Finance’s and CES Global’s beneficial shareholding interest in the Company as disclosed in this circular and the number of shares in the Company in respect of which each of them would control or would be entitled to exercise control over the voting right at the EGM.

G.	RECOMMENDATIONS

Your attention is drawn to the letter from the Independent Board Committee set out on pages 23 to 24 of this circular which contains its recommendation to the Independent Shareholders, and the letter of advice from the Independent Financial Adviser set out on pages 25 to 38, of this circular containing their advice to the Independent Board Committee and the Independent Shareholders. The Independent Shareholders are advised to read the aforesaid letter before deciding as to how to vote on the resolutions approving the adjustment to the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions.

Having taken into account the factors as disclosed in the sections headed “Reasons for and benefits of the transactions” above, the Directors (including the independent non-executive Directors) are of the view that (i) the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions between the Company and China Cargo Airlines are entered into upon arm’s length negotiations between the parties, are on normal commercial terms or better, are entered into in the ordinary course of business of the Company, and are fair and reasonable and in the interests of the Company and the Shareholders as a whole; (ii) the Proposed Revised Annual Caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions between the Company and China Cargo Airlines are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

LETTER FROM THE BOARD

Accordingly, the Board recommends the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve the adjustment to the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions.

H.	ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the appendix to this circular.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

23 July 2021

To the Independent Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

ADJUSTMENT TO THE ANNUAL CAPS

FOR THE CONTINUING CONNECTED TRANSACTION OF

THE EXCLUSIVE OPERATION OF

PASSENGER AIRCRAFT CARGO BUSINESS

We refer to the circular dated 23 July 2021 (the “Circular”) to the Shareholders of which this letter forms part. Unless otherwise specified, terms defined in the Circular shall have the same meaning in this letter.

We have been appointed as members of the Independent Board Committee to advise the Independent Shareholders on the adjustment to the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions. Octal Capital has been appointed as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in this regard.

Your attention is drawn to:

(a)

the letter from the Board set out on pages 4 to 22 of the Circular which contains information about the adjustment to the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions;

(b)	the letter from the Independent Financial Adviser set out on pages 25 to 38 of the Circular which contain their advice to the Independent Board Committee and the Independent Shareholders; and

(c)	additional information set out in the appendix to the Circular.

Having considered the adjustment to the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions, the advice and recommendations of the Independent Financial Adviser and taken into account the principal factors and reasons considered by the Independent Financial Adviser, we are of the view that the adjustment to the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions are entered into upon arm’s length negotiations between the parties, are on normal commercial terms or better, are entered into in the ordinary course of business of the Company, and are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve the adjustment to the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Yours faithfully,

Cai Hongping

Dong Xuebo

Sun Zheng

Lu Xiongwen

Independent Board Committee

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following is the text of the letter of advice dated 23 July 2021 from Octal Capital Limited to the Independent Board Committee and the Independent Shareholders prepared for the purposes of Chapter 14A of the Hong Kong Listing Rules and for inclusion in this circular in respect of the adjustment to the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions.

Octal Capital Limited 801–805, 8th Floor, Nan Fung Tower 88 Connaught Road Central Hong Kong

23 July 2021

To the Independent Board Committee and the Independent Shareholders

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Proposed Revised Annual Caps under the Exclusive Operation Agreement, details of which are set out in the letter from the Board (the “Letter from the Board”) contained in the circular of the Company dated 23 July 2021 (the “Circular”). Unless the context otherwise requires, terms used in this letter shall have the same meanings as those defined in the Circular.

As set out in the Letter from the Board, on 23 June 2021, the 12th ordinary meeting of the ninth session of the Board considered and approved the resolution regarding the adjustment to the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions with China Cargo Airlines for 2021 and 2022, and agreed that the annual caps for 2021 and 2022 will be adjusted to RMB9 billion and RMB8 billion, respectively.

The adjustment to the annual caps only increases the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions between the Company and China Cargo Airlines for 2021 and 2022. There is no change in the other aspects of the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions between both parties (including but not limited to the main content of the transactions and the basis of pricing).

As at the Latest Practicable Date, China Cargo Airlines is a non-wholly owned subsidiary of Eastern Logistics, which in turn is a non-wholly owned subsidiary of CEA Holding (being the controlling Shareholder). As CEA Holding is the controlling Shareholder, each member of the CEA Holding and its subsidiaries (collectively “CEA Holding Group”), including China Cargo Airlines, is a connected person of the Company within the meanings of the Hong Kong Listing Rules. The proposed transactions contemplated under the Exclusive Operation Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules. As the highest applicable percentage ratio of the Proposed Revised Annual Caps for the transportation service fees payable by China Cargo Airlines pursuant to the Exclusive Operation Agreement exceeds 5%, adjustment to the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions is subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirement under the Hong Kong Listing Rules.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As at the Latest Practicable Date, we, Octal Capital Limited, are not connected with the directors, chief executives and substantial shareholders of the Company or the CEA Holding Group or China Cargo Airlines or any of their respective subsidiaries or associates or parties acting in concert with any of them and do not have any shareholding, directly or indirectly, in any members of the Company or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Company. We are therefore considered suitable to give independent advice to the Independent Board Committee and the Independent Shareholders.

During the last two years, we were engaged as an independent financial adviser to the Company in respect of (i) the continuing connected transactions in relation to the Exclusive Operation Agreement dated 29 September 2020, details of which were stated in the circular of the Company dated 29 October 2020 (the “2020 Circular”); and (ii) the connected transaction in relation to the proposed subscription of A Shares of the Company by CEA Holding, details of which were stated in the circular of the Company dated 12 March 2021 (the “Previous Engagements”). Under the Previous Engagements, we were required to express our opinion on and give recommendation to the Independent Board Committee and the Independent Shareholders in respect of the relevant transactions.

Despite the Previous Engagements, we consider our independence in respect of our engagement to advise the Independent Board Committee and the Independent Shareholders in respect of the terms of the Exclusive Operation Agreement and the Revised Annual Caps (the “Current Engagement”) unaffected due to the facts that (i) apart from normal professional fees payable to us in connection with this appointment, no arrangement exists whereby we will receive any fees or benefits from the Group or the directors, chief executive and substantial shareholders of the Group or CEA Holding Group (including China Cargo Airlines) or any of their respective associates; (ii) we have discharged our responsibilities with due care and skill and performed our duties with impartiality in respect of each of our engagements with the Company; and (iii) each of the engagements was handled independently as an individual task. Accordingly, we consider ourselves eligible to act as the independent financial adviser to the Company under the requirements of the Hong Kong Listing Rules.

In formulating our opinion, we have relied on the accuracy of the information and representations contained in the Circular and have assumed that all information and representations made or referred to in the Circular were true at the time they were made and continue to be true as at the date of the Circular. We have also relied on our discussion with the Directors and management of the Company on the terms of the Exclusive Operation Agreement, including the information and representations contained in the Circular. We consider that we have reviewed sufficient information to reach an informed view, to justify our reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our advice. We have no reason to suspect that any material facts have been omitted or withheld from the information contained or opinions expressed in the Circular nor to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors and management of the Company. We have not, however, conducted an independent in-depth investigation into the business and affairs of the Company and the CEA Holding Group (including China Cargo Airlines) and their respective associates nor have we carried our any independent verification of the information supplied to us.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion regarding the terms of the Exclusive Operation Agreement and the Proposed Revised Annual Caps and giving our independent financial advice to the Independent Board Committee and the Independent Shareholders, we have considered the following principal factors and reasons:

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

1.	Background of and reasons for entering into of the Exclusive Operation Agreement and the adjustment of the Existing Annual Caps

Background information of the Group, CEA Holding and China Cargo Airlines

The Group is principally engaged in the operation of civil aviation passenger transport and related businesses.

CEA Holding is a wholly PRC state-owned enterprise and is principally engaged in the management of all the state-owned assets and equity interests formed and invested by the state in CEA Holding and its invested entities.

China Cargo Airlines is principally engaged in international (regional) and domestic air cargo and mail delivery services.

Background of entering into of the Exclusive Operation Agreement

As stated in the 2020 Circular, in order to (i) better clarify on the business coverage of the Passenger Aircraft Cargo Business by including the passenger aircraft Bellyhold Space cargo transport and enhancement of the cargo capacity in passenger aircraft under unconventional circumstances through the Passenger-to-Cargo Conversion; (ii) adjust the pricing methods of the transactions and solve the limitations of the evaluation methods of the contractual operation to operate and manage its Passenger Aircraft Bellyhold Space Cargo Business commenced from April 2018 to address on the impact on the Company’s engagement in flight plans, transport capacity and transport price levels and to align the transportation service fee with the actual operation conditions; and (iii) adjust the settlement mechanism from bilateral to unilateral to allow efficient settlement calculations, the Company and China Cargo Airlines entered into the Exclusive Operation Agreement, pursuant to which the Company collects a transportation service fee from China Cargo Airlines based on the actual operating revenue of the Passenger Aircraft Cargo Business operated by China Cargo Airlines after considering deduction of certain business fee rates. Details of the Exclusive Operation Agreement were set out in the 2020 Circular.

Under the Exclusive Operation Agreement, the Company collects a transportation service fee from China Cargo Airlines based on the actual operating revenue of the Passenger Aircraft Cargo Business operated by China Cargo Airlines after considering the deduction of certain business fee rates. Under conventional circumstances, the transportation service fee is based on the passenger aircraft Bellyhold Space’s actual operating revenue, and is determined by taking into account the actual operating cost, incentives and restrictive mechanisms. Under unconventional circumstances, the transportation service fee is determined based on the actual operating revenue of passenger aircraft’s cargo transport by taking into account the actual operating cost and reasonable profit margin. Under different circumstances, business fee rates in the pricing formulae are based on the operation fee rates of Passenger Aircraft Cargo Business, while separately taking into account the average growth rate of revenue in the same industry’s cargo transport business and the average profit level of the same industry.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Reasons for and benefits of the adjustment of the Existing Annual Caps

As disclosed in the 2020 Annual Report, at the beginning of 2020, the COVID-19 pandemic (“COVID-19”) caused a significant impact on the global aviation industry, where the demand for the aviation industry shrunk sharply, airlines around the world drastically reduced their transportation capacity, which resulted in plummeted revenue and even a liquidity crisis. The aviation industry as a whole encountered an operational crisis, and some airlines even encountered a survival crisis. However, the Group has endeavoured to find another way out of the operation slump that the Group was faced with, and the Group discovered that, in contrast to the downturn in air transportation of passengers, cargo transportation business showed a sign of thriving as a result of the increasing trend in transportation of medical supplies and vaccines, global trade and development of cross-border e-commerce which have further increased the demand for air cargo transportation in the market. China Cargo Airlines actively seizes the business opportunities in the air cargo transportation market and strives to improve the operating efficiency of its Passenger Aircraft Cargo Business. Even though the cargo and mail traffic volume showed a decrease of approximately 25.96% compared to that in year 2019, amounting to 2,200.06 million tonne kilometres in 2020, the revenue derived from cargo traffic was approximately RMB4,895 million in 2020, representing a drastic increase of approximately 27.94% as compared to the same in 2019, while the cargo traffic revenue accounted for 9.05% of traffic revenue.

According to the 2020 Circular, the Company proposed the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions for each of the three years ending 31 December 2020, 2021 and 2022, which were RMB4,900 million, RMB5,000 million, and RMB5,200 million, respectively, which were reviewed and approved by the Board and approved by Shareholders in the extraordinary general meeting. Due to major changes in the Company’s Passenger Aircraft Cargo Business sales strategy, the Company realized that there is a need for adjustment of the annual caps for the transportation service fees from 2021 to 2022 under the Exclusive Operation Agreement.

As stated in the Letter from the Board, the Company expects that the amount of continuing connected transactions for the Exclusive Operation Agreement in 2021 and 2022 will exceed the existing annual caps under the Exclusive Operation Agreement (the “Existing Annual Caps”) with the view of increased demand in the air cargo market due to (i) adjustment of business strategy and increased operating capacity of its Passenger Aircraft Cargo Business (mainly under the Passenger- to-Cargo Conversion structure) under unconventional circumstances; (ii) increase of freight rate of air cargo business as compared to the period before the outbreak of COVID-19; and (iii) increase of transportation volume of medical supplies and vaccines, global trade, and the development of cross- border e-commerce have further increased the demand for air cargo transportation in the market. In view of the above, the Company expects that the amount for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions will exceed the Existing Annual Caps for 2021 and 2022. After consolidating the revenue and expense data in the Exclusive Operation of Passenger Aircraft Cargo Business for the past years and comprehensively considering multiple factors including prospects of the future global cargo market and the transport capacity and transport price levels of the Company’s Passenger Aircraft Cargo Business such as Bellyhold Space and Passenger-to-Cargo Conversion, the Company proposed to adjust the Existing Annual Caps to the Proposed Revised Annual Caps under the Exclusive Operation Agreement.

Financial Performance of the Group

The summary of the revenue of the Group for the years ended 31 December 2018 (“FY2018”), 2019 (“FY2019”) and 2020 (“FY2020”) as extracted from the annual reports of the Company for FY2019 (the “2019 Annual Report”) and FY2020 (the “2020 Annual Report”) respectively are set out as follows:

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

	For the year ended 31 December
	2018	2019	2020
	(Note 1) (audited) RMB’million	(audited) RMB’million	(audited) RMB’million
Revenue from contracts
Traffic revenues	107,936	114,242	54,110
— Passenger	104,309	110,416	49,215
— Cargo and mail	3,627	3,826	4,895
Tour operations income	2,173	878	14
Ground service income	1,005	1,180	818
Others (Note 2)	4,096	4,496	3,528
Revenue from contracts	115,210	120,796	58,470
Revenue from other sources
Rental income	68	190	257
Total revenue	115,278	120,986	58,727

Note:

1.	The figures of FY2018 have been reclassified in the 2019 Annual Report, and the relevant figures were extracted from the 2019 Annual Report for illustration purpose.

2.	Revenue categorised as “Others” include (i) commission income, (ii) ticket cancellation income and (iii) other incomes from contracts.

As set out above, we noted that:

(i)	the total revenue of the Group increased from approximately RMB115,278 million for FY2018 to approximately RMB120,986 million for FY2019, representing an increase of approximately 5.0%;

(ii)

the total revenue of the Group decreased from approximately RMB120,986 million for FY2019 to approximately RMB58,727 million for FY2020, representing a decrease of approximately 52.6%, primarily due to the drop in revenue from passenger traffic revenue due to the adverse impact of COVID-19 and partially offset by the increase in the revenue from cargo and mail traffic, mainly due to the temporarily transform of existing passenger aircraft to unconventional flights under the Passenger-to-Cargo Conversion;

(iii)	the traffic revenue accounted for approximately 93.6%, 94.4% and 92.1% of the Group’s total revenue throughout FY2018, FY2019 and FY2020 respectively; and

(iv)	the traffic revenue in relation to cargo and mail of the Group for FY2018, FY2019 and FY2020 accounted for approximately 3.2%, 3.2% and 8.3% of the total revenue of the Group for the respective years.

Overview of the aviation industry in the PRC

According to the data released by International Air Transport Association (“IATA”), in 2020, the global air passenger traffic significantly declined, with a drop in passenger capacity from approximately 4.5 billion trips in 2019 to approximately 1.8 billion trips, representing a year-on- year decrease of approximately 61.2%. Passenger transportation capacity (calculated by available seat kilometres) and traffic volume (calculated by revenue passenger kilometres) decreased by approximately 68.1% and 65.9% respectively.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We noted that while the revenue from passenger traffic has dropped in 2020, the revenue derived from cargo transportation has increased in 2020, which increased from approximately US$100.8 billion in 2019 to approximately US$128.2 billion in 2020. With reference to a press release by IATA dated 3 February 2021, the global cargo traffic volume exhibited a comparatively minor decline (calculated by freight tonne kilometre plus mail tonne kilometre) of approximately 9.1% in 2020, and simultaneously, the load factor fell by 19.2 percentage points to 62.8%. The full-year global passenger traffic results for 2020 indicated that demand for air travel has experienced its sharpest traffic decline in aviation history.

On the other hand, according to the yearly report published by the Civil Aviation Administration of China (“CAAC”), in 2020, the total business volume of civil aviation and travel industry in the PRC was approximately 79.9 billion ton-kilometers, a drastic decrease of approximately 38.3% as compared to that of 2019, of which the traffic volume of domestic and international routes dropped by approximately 29.2% and 54.5%. The total number of trips carried was about 417.8 million, which represents a year-on-year decline of approximately 36.7%, of which the number of passengers travelling on domestic and international routes decreased by approximately 30.3% and 87.1%, respectively. Passenger traffic (calculated by revenue passenger kilometers) was approximately 631.1 billion passenger kilometers, a significant decline of approximately 46.1% year-on-year, where passenger traffic based on domestic and international routes decreased by 31.1% and 86.1%, respectively.

However, the impact of COVID-19 on cargo transportation in the PRC was relatively mild and such segment did not exhibit a drastic drop in 2020. With reference to the yearly report published by the CAAC, the total cargo transportation capacity in 2020 amounted to approximately 6.8 million tonnes, representing a year-on-year decline of approximately 10.2%, whereas the cargo transportation capacity in terms of domestic and international routes recorded a slight drop of approximately 11.3% and 7.8%, respectively.

In spite of the impact of the outbreak of COVID-19 in 2020, the PRC’s aviation and travel industry has demonstrated restorative growth in the first half of 2021 and it has shown a recovery trend since then in terms of transport turnover. With reference to the monthly statistics for April

2021 released by CAAC in June 2021, the total traffic volume of the PRC (which include domestic and international flights) has reached approximately 29.5 billion tonne kilometres for the four- month period ended 30 April 2021 (“2021 4M”), representing an increase of approximately 44.1% as compared to the same for the same period in 2020. The analogue phenomenon occurred on the air cargo industry as well, where the cargo transportation capacity amounted to approximately 2.4 million tonnes for 2021 4M, representing an increase of approximately 30.3% as compared to the same for the four-month period ended 30 April 2020. As shown above, in terms of traffic volume, the aviation industry of the PRC exhibited a sign of recovery and the pace of recovery is expected to accelerate as a result of relief of the COVID-19.

Despite the dampening passenger revenues due to COVID-19, aviation cargo business has served an important role as an alternative revenue source in the economic downturn of the global airline industry. As further recorded by the latest industry fact sheet published by IATA in April 2021 (the “IATA Fact Sheet”), aviation cargo business has reached its highest-record of approximately US$128.2 billion in 2020 and is further expected to grow to approximately US$152.2 billion in 2021, while the estimated growth is determinant on the factors in global trade demands and recovery status from COVID-19. With the relaxation of border control and related travel restrictions, it is expected that the Passenger Aircraft Bellyhold Space Cargo Business and the Passenger Aircraft Cargo Business will benefit from such recovery.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

2.	The principal terms of Exclusive Operation Agreement

Pursuant to the Exclusive Operation Agreement, the Company entrusted China Cargo Airlines as a contractor to operate and manage the Passenger Aircraft Bellyhold Space Cargo Business of the Company and its five major subsidiaries (namely上 海 航 空 有 限 公 司 (Shanghai Airlines Co., Limited*), 中國東方航空武漢有限責任公司(China Eastern Airlines Wuhan Limited*), 中國東方航空江蘇有限公司 (China Eastern Airlines Jiangsu Co., Limited*), 東方航空雲南有限公司 (China Eastern Airlines Yunnan Co., Limited*), 一二三航空有限公司 (One Two Three Airlines Co., Ltd.*) and 中國聯合航空有限公司 (China United Airlines Co., Limited)) and collects a transportation service fee from China Cargo Airlines based on the actual operating revenue of the Passenger Aircraft Bellyhold Space Cargo Business operated by China Cargo Airlines after considering deduction of certain business fee rates.

Under conventional circumstances, the transportation service fee is based on the passenger aircraft Bellyhold Space’s actual operating revenue, and is determined by taking into account the actual operating cost, incentives and restrictive mechanisms. Under unconventional circumstances, the transportation service fee is based on the actual operating revenue from unconventional flights under the Passenger-to- Cargo Conversion, and is determined by taking into account the actual operating cost and reasonable profit margin. Under different circumstances, business fee rates in the pricing formulas are based on the operation fee rates of Passenger Aircraft Cargo Business, while separately taking into account the average growth rate of revenue in the same industry’s cargo transport business and the average profit level of the same industry.

Pursuant to the Exclusive Operation Agreement, saved for the Proposed Revised Annual Caps, all terms and conditions under the Exclusive Operation Agreement shall remain unchanged and valid under the Exclusive Operation Agreement until the maturity of the Exclusive Operation Agreement, being 31 December 2032, which was consistent with the term of the Exclusive Operation Agreement.

The Proposed Revised Annual Caps under the Exclusive Operation Agreement

We have reviewed the financial information provided by the Company that the transportation service fees payable to the Company by China Cargo Airlines under the Exclusive Operation Agreement. Set out below are the transportation service fees paid to the Company for the year ended 31 December 2021 and the five months ended 31 May 2021:

	For the year/period ended
Transaction Event	31 December 2020		31 May 2021
	RMB’000 Actual	RMB’000 Existing Annual Cap	RMB’000	RMB’000 Actual (Annualised)	RMB’000 Existing Annual Cap
The exclusive operation transportation service fees in relation to the Passenger Aircraft Cargo Business payable by China Cargo Airlines to the Company under the Exclusive Operation Agreement Utilisation rate	4,894,890			7,676,302 (Note 1)
(Note 2)	99.9%	4,900,000	3,198,459	153.5%	5,000,000

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Note:

1.

The annualised transaction amount of transportation service fees under the Exclusive Operation Agreement of approximately RMB3,198.5 million for the five months ended 31 May 2021 is presented for illustration purpose only.

2.

The utilisation rate is calculated as the actual transaction amount/annualised actual transaction amount of transportation service fees divided by the proposed annual caps of transportation service fees for the respective year.

Based on the above information provided by the Company, we observed that the actual amount of the transportation service fees under the Exclusive Operation Agreement amounted to approximately RMB4,894.9 million and RMB3,198.5 million, representing a utilisation rate of approximately 99.9% and 153.5% (in annualised term) for the year ended 31 December 2020 and the five months ended 31 May 2021, respectively. The utilisation rates as mentioned above indicated that (i) the Company has fairly estimated the transportation service fees payable by China Cargo Airlines to the Company and, at the same time, indicated that China Cargo Airlines has nearly reached its full utilisation of the existing cargo traffic volume under the Exclusive Operation Agreement for the year ended 31 December 2020; and (ii) the actual transaction amount in annualised term was higher than that estimated under the Existing Annual Caps. As advised by the management of the Company, it is estimated that the actual transaction amount with respect to the transactions contemplated under the Exclusive Operation Agreement will be higher than that estimated at the time of determining the Existing Annual Caps due to the increased load factor, proposed enhancement in capacity of service offering and the adjustment of the operating strategies of the Group for the Passenger Aircraft Cargo Business, which will be further discussed below in the section headed “Pricing of the Proposed Revised Annual Caps under the Exclusive Operation Agreement”.

After consolidating the historical revenue and expense data in the Bellyhold Space and the flights under the Passenger-to-Cargo Conversion, as well as the historical utilisation rate of annual caps under the Exclusive Operation Agreement for the year ended 31 December 2020 and the five months ended 31 May 2021, the Company considers that it would be in the best interest of the Company and the Shareholders as a whole to increase the upper limits of the transportation service fees, which shall be based on the pricing formula and revised formula inputs under the Exclusive Operation Agreement. While comprehensively considering conditions including prospects of the future cargo market and the operating scale of the Company’s cargo operations such as Bellyhold Space and Passenger-to-Cargo Conversion, the Company proposed the following Proposed Revised Annual Caps for each of the two years ending 31 December 2021 and 2022.

	For the financial year ending
Transaction Event	31 December 2021		31 December 2022
	RMB’000 Existing Annual Cap	RMB’000 Proposed Revised Annual Cap	RMB’000 Existing Annual Cap	RMB’000 Proposed Revised Annual Cap
The exclusive operation transportation service fees in relation to the Passenger Aircraft Cargo Business payable by China Cargo Airlines to the Company under the Exclusive Operation Agreement	5,000,000	9,000,000	5,200,000	8,000,000

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Basis of determining The Proposed Revised Annual Caps under the Exclusive Operation Agreement

Set out below is the summary of the formula in calculation of the transportation service fee under the Exclusive Operation Agreement:

Transportation service fee =	actual income from Passenger Aircraft Cargo Business X (1 – business fee rates)

Where for:

(a)	Conventional business

Transportation service fee =	actual income from Passenger Aircraft Bellyhold Space Cargo Business X (1 – conventional business fee rate)

Conventional business = fee rate

operating cost rate

+

(revenue growth rate of Passenger Aircraft Bellyhold
Space Cargo Business of the current year

-

average revenue growth rate of the Three Major
Airlines’ passenger aircraft Bellyhold Space
cargo business of the current year) ×50%

(b)	Unconventional Business

Transportation service fee =	the actual revenue of unconventional cargo transport of passenger aircraft X (1 – unconventional business fee rate)

Unconventional business = fee rate	operating cost rate X (1 + reasonable profit margin)

Further details of the Exclusive Operation Agreement is set out in the section headed “2. Agreement for the Exclusive Operation Of Passenger Aircraft Cargo Business Continuing Connected Transactions” in the Letter from the Board.

In formulating the Proposed Revised Annual Caps for the two years ending 31 December 2021 and 2022 for the transportation service fees payable by China Cargo Airlines to the Company under the Exclusive Operation Agreement, the Company has taken into consideration the following factors:

(1)

the historical amounts for the year ended 31 December 2020 and the five months ended 31 May 2021 for the exclusive operation transportation service fee under the Exclusive Operation Agreement and the estimated continuous growth in demand for aviation cargo business;

(2)

the transportation capacity supply of Passenger Aircraft Cargo Business under conventional circumstances is limited while the transportation capacity of unconventional Passenger Aircraft Cargo Business will further increase under the continuous adverse impact of COVID-19 globally, and the estimation that there will be a drastic increase in the freight rates of air cargo transportation; and

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(3)

the unconventional business fee rates for the two years ending 31 December 2021 and 2022 with reference to: (a) the historical average operating cost rate, which refers to the actual amount of operating cost incurred in the Passenger Aircraft Cargo Business for each of the recent three years agreed upon by the accountants engaged by the Company and China Cargo Airlines, divided by the arithmetic average amount of audited actual income from Passenger Aircraft Cargo Business in those years, and calculated and adjusted once a year during the exclusive operation term; the operating cost of which refers to the personnel, assets, marketing and other costs related to passenger aircraft cargo sales incurred by China Cargo Airlines for the exclusive operation of the Company’s Passenger Aircraft Cargo Business in each of the past three years; (b) the historical figures in the past seven years of the excess in income growth rate of the Company over the average revenue growth rate of Passenger Aircraft Bellyhold Space Cargo Business of the Three Major Airlines; and (c) the historical figures in the past three years of average income growth rate of the Three Major Airlines.

Upon our review on the information and assumption for calculation of transportation service fee provided the Company and based on our independent research, we noted the followings:

(i)

the Group’s historical business performance with both revenue and net profit classified by Passenger Aircraft Bellyhold Space Business under conventional condition and cargo transport of passenger aircraft business under unconventional business condition, together with cargo transport of passenger aircraft business demonstrating an unexpected growth in 2020;

(ii)	the current market condition where the expansion of cargo market due to development of international trade for the last two years would maintain under and lead to an increased transport turnover;

(iii)

the prospects of the aviation and travel industry in the PRC as supported by the statistics published by IATA, where the aviation cargo business has reached its highest-record of approximately US$128.2 billion in 2020 and it is further expected to grow to approximately US$152.2 billion in 2021, which has demonstrated restorative growth since 2021 in terms of transport turnover in spite of the impact of the outbreak of COVID-19 on the worldwide aviation industry in 2020;

(iv)

the efforts of the Group to strengthen its prevention and control of COVID-19 and make change in operational strategies in order to tackle the impact of COVID-19 and prepare the Group for the recovery of the international and domestic economies and the aviation industry after the COVID-19;

(v)

the estimated increase in the freight rates from the Passenger Aircraft Cargo Business for conventional business and unconventional business for the years ending 31 December 2021. The Company envisages the transportation capacity supply of Passenger Aircraft Cargo Business under conventional circumstances is limited while the transportation capacity of unconventional Passenger Aircraft Cargo Business will further increase with the expectation of persistence of travel restriction and border control under the current COVID-19 situation, where it is the current strategy of the Company to make full use of the Company’s passenger aircraft resources for capacity in unconventional business under the Passenger-to-Cargo Conversion, as well as the general increase in global trade demands for conventional business;

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(vi)

the estimated increase in the freight rates of air cargo transportation for the year ending 31 December 2022 but at a lower extent as compared to that of 2021. The management of the Group expected that there will be a growth trend in conventional business due to the general increase in global trade demands and recovery status from COVID-19 for conventional business, however, as advised by the management of the Group, it is expected that the income from unconventional business under the Passenger-to-Cargo Conversion will be lower than that in year 2021 as the Group expected that upon the recovery of the passenger travel with the ease of COVID-19 travel restrictions by then, the Group will adjust its flights for the Passenger-to-Cargo Conversion back to passenger flights given the higher margin in such segment thereby reducing the capacity and the cargo turnover volume for the aircraft operating under the temporary Passenger-to-Cargo Conversion; such decrement in cargo transportation capacity and volume is coupled with the expected decrease in price level of Passenger Aircraft Cargo Business following the gradual reversion in transport price levels before the COVID-19 pandemic which would lead to the decrease in the Proposed Revised Annual Cap for the year ending 31 December 2022;

(vii)

the estimated amount of available tonne kilometres under unconventional business, being the quantity factor for calculation of transportation service fee under unconventional business condition is revised upwards under the Exclusive Operation Agreement. In arriving at the estimated available tonne kilometres, we noted that the Company has considered (i) the adjusted business operation strategy of China Cargo Airlines which aimed at further increasing the investment in unconventional cargo transport, after taking into account the change in demand and supply of international air cargo market in relation to transportation of medical supplies, vaccines, global trade and cross-border e-commerce; and (ii) increased capacity arising from allocation of more passenger aircraft into Passenger-to-Cargo Conversion purposes and introduction of more cargo-only aircraft into operation; and

(viii)

the estimated load factor, being the adjustment to the quantity factor for calculating cargo turnover volume, will remain stable for the two years ending 31 December 2021 and 31 December 2022 with a mild increment as compared to that of the year ended 31 December 2020. The load factor is estimated with the increased operating efficiency with regard to the development of current COVID-19 pandemic situation and the Group’s experience in resource allocation in response to the pandemic. As further discussed with the management of the Company about the estimation of the growth of load factor, we noted that the Company has proposed certain measures to improve its load in return flights, including (i) marketing of its cargo business through its global sales channels to improve load quantity per return flight; and (ii) provision of customised air cargo solutions which is applicable for unconventional passenger flights, therefore, we concur with the management of the Company that the bases adopted by the Company in determining the Proposed Revised Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned.

Pricing of the Proposed Revised Annual Caps under the Exclusive Operation Agreement

As stated in the Letter from the Board, the adjustment to the annual caps only increases the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions between the Company and China Cargo Airlines for 2021 and 2022. There is no change in the other aspects of the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions between both parties (including but not limited to the main content of the transactions and the basis of pricing).

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As discussed with the management of the Company, in arriving at the adjustment of estimated amount of revenue tonne kilometres, being the price factor in the estimation of pricing of transportation service fee from both conventional Passenger Aircraft Bellyhold Space Cargo Business and unconventional cargo transport of passenger aircraft for the two years ending 31 December 2022, we noted that the Company has considered (i) the historical transport price levels in 2020 and for the five months ended 31 May 2021 under the Exclusive Operational Agreement; and (ii) the proposed measures of the Company to improve its profit margin by reallocating its flight routes from the regions with low or negative profit contribution to the regions with higher profit contribution.

Based on our review of the calculations, we noted that the same differentials in the price levels between the conventional business condition and the unconventional business condition are applied in determining the Proposed Revised Annual Caps based on the historical transaction amount in 2020. Given that the actual transport price levels (in revenue tonne kilometres) in 2020 was higher than that estimated in the Existing Annual Caps under the Exclusive Operational Agreement, an overall upward estimation of price factor (including the price levels in conventional business condition and the unconventional business condition) was adopted in the calculation of the Proposed Revised Annual Caps.

Nevertheless, given the anticipation of future improvement of the COVID-19 pandemic situation, the management of the Company expects gradual reversion in transport price levels to the level before the COVID-19 pandemic. As such, the transport price level for conventional business and the unconventional business through Passenger-to-Cargo Conversion in 2021 and 2022 is expected to decrease and gradually revert to the pre-pandemic level.

The actual amount incurred in the operating cost and the actual income of the Passenger Aircraft Cargo Business are confirmed in the report prepared and issued by the qualified accounting firm jointly appointed by the Company and China Cargo Airlines. As the actual amount incurred in the operating cost and the actual income of the Passenger Aircraft Cargo Business are calculated and adjusted per annum during the implementation years of the exclusive operation transaction of Passenger Aircraft Cargo Business, the fairness and independence of the transaction are ensured.

3.	Internal control

To ensure the Company’s conformity with the terms of the Exclusive Operation Agreement under the Hong Kong Listing Rules, the Company shall adopt a series of internal control policies during its daily operations. Such internal control policies shall be conducted and supervised by the finance department of the Company and the independent non-executive Directors as follows:

(i)

The finance department of the Company monitors daily connected transactions of the Company and reports to the audit committee of the Board and independent non-executive Directors on a quarterly basis. The finance department of the Company shall supervise the implementation agreements of the Exclusive Operation Agreement to ensure that they are entered into: (i) in accordance with the review and evaluation procedures set out in the Circular and the terms of the continuing connected transactions agreements under the Hong Kong Listing Rules; (ii) in the ordinary and usual course of business of the Group; (iii) on normal commercial terms or better; (iv) no less favourable than terms offered by independent third parties to the Company; and (v) according to the continuing connected transactions agreements under the Hong Kong Listing Rules on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole;

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(ii)

The independent non-executive Directors shall review and will continue to review the implementation agreements to ensure that the Group has been entered into on normal commercial terms or better, and according to the Exclusive Operation Agreement on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and provide confirmation in the Company’s annual report; and

(iii)

In the event that the total transaction amount under the Exclusive Operation Agreement exceed the Proposed Revised Annual Caps, or that there is any material amendment to the terms of the Exclusive Operation Agreement, the Company, as confirmed shall comply with the applicable provisions of the Hong Kong Listing Rules governing continuing connected transactions.

In addition, as stipulated under Rule 14A.56 of the Hong Kong Listing Rules, the Company’s external auditors will be engaged to issue a letter to report on the Group’s continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants.

With reference to the 2020 Annual Report and upon our further enquiry, we confirmed with the independent non-executive Directors of the Company that they have reviewed the continuing connected transactions in 2020, and confirmed that: (a) the transactions were entered into in the ordinary course of business by the Group; (b) the transactions were conducted (i) on normal commercial terms or (ii) (if the comparable transaction was inadequate for judgment of whether the transaction was conducted on normal commercial terms) on terms no less favourable to the Company than those available to or from independent third parties (as the case maybe); and (c) the transactions were conducted in accordance with the terms of agreement of the relevant transaction, and the terms of transactions were fair and reasonable and in the interests of the Shareholders of the Company as a whole. We have also reviewed the annual reports of the Company and note that the Company has implemented the abovementioned procedures. We concur with the view of the Directors that the Group has taken appropriate and adequate internal control measures in carrying out the transactions contemplated under the Exclusive Operation Agreement and thereby safeguarding the interests of the Shareholders.

In light of the above, we are of the view that the Company has internal control procedures in place to monitor the operation of continuing connected transactions.

RECOMMENDATION

Having considered the principal factors and reasons above, we are of the view that the adjustment to the Existing Annual Caps are in the ordinary and usual course of business of the Company, are on normal commercial terms which are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders, as well as the Independent Board Committee to advise the Independent Shareholders, to vote in favour of the relevant ordinary resolutions at the upcoming EGM.

Yours faithfully, For a
nd on behalf of
Octal Capital Limited

Alan Fung Managing Director	Louis Chan Director

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Note:

Mr. Alan Fung has been a responsible officer of Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities since 2003. Mr. Fung has more than 28 years of experience in corporate finance and investment banking and has participated in and completed various advisory transactions in respect of connected transactions and transactions subject to the compliance to the Takeovers Code of listed companies in Hong Kong. Mr. Louis Chan has been a responsible officer of Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities since 2008. Mr. Chan has more than 20 years of experience in corporate finance and investment banking and has participated in and completed various advisory transactions in respect of mergers and acquisitions, connected transactions and transactions subject to the compliance to the Takeovers Code of listed companies in Hong Kong.

APPENDIX	GENERAL INFORMATION

RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

DISCLOSURE OF INTERESTS

Directors, supervisors, chief executives and senior management of the Company

The interests of the Directors, supervisors, chief executives and senior management in the issued share capital of the Company as at the Latest Practicable Date are set out as follows:

Name	Position	Number of shares held — Personal interest	Capacity in which the A/H shares were held
Li Yangmin	Vice chairman, President	3,960 A shares(Note)	Beneficial owner

Note: representing approximately 0.000024% of the Company’s total issued shares as at the Latest Practicable Date.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, the Company’s supervisors, chief executives or members of senior management of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be: (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including any interest and short position which he/she was taken or deemed to have under such provisions of the SFO); or (ii) entered in the register of interests required to be kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Hong Kong Listing Rules (which for this purpose shall be deemed to apply to the supervisors of the Company to the same extent as it applies to the Directors).

As at the Latest Practicable Date, Mr. Liu Shaoyong (a Director and the Chairman), Mr. Li Yangmin (a Director, Vice Chairman and President), Mr. Tang Bing (a Director), Mr. Lin Wanli (a Director) and Mr. Jiang Jiang (an employee representative Director), are employees of CEA Holding, which is a company having an interest in the Company’s shares required to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 and Part XV of the SFO.

EXPERT STATEMENT

This circular includes statements made by the following expert:

Name	Qualification

Octal Capital	Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance

APPENDIX	GENERAL INFORMATION

The above-mentioned expert has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter in the form and context in which it is included.

To the best of the Directors’ knowledge, the above-mentioned expert is a third party independent from the Company and its connected persons. As at the Latest Practicable Date, the above-mentioned expert did not have any direct or indirect interest in any assets which have been, since 31 December 2020 (being the date to which the latest published audited accounts of the Group were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, the above-mentioned expert was neither beneficially interested in the share capital of any member of the Group nor had any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

COMPANY SECRETARY

Mr. Wang Jian graduated from Shanghai Jiao Tong University, has a Master of Business Administration postgraduate degree from East China University of Science and Technology and holds an Executive Master’s degree of Business Administration from Tsinghua University. Mr. Wang Jian has obtained a qualification certificate for board secretaries of listed companies issued by the Shanghai Stock Exchange.

SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any existing or proposed service contract with any member of the Group which is not expiring or terminable within a year without payment of any compensation (other than statutory compensation).

COMPETING INTEREST

As at the Latest Practicable Date, none of the Directors or, so far as is known to them, any of their respective close associates (as defined in the Hong Kong Listing Rules) was interested in any business (apart from the Group’s business) which competes or is likely to compete, either directly or indirectly, with the Group’s business (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them were a controlling shareholder).

INTERESTS IN THE GROUP’S ASSETS OR CONTRACTS OR ARRANGEMENTS SIGNIFICANT TO THE GROUP

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any direct or indirect interest in any assets which have been, since 31 December 2020 (being the date to which the latest published audited accounts of the Group were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of the Directors or supervisors of the Company was materially interested in any contract or arrangement, subsisting at the Latest Practicable Date, which is significant in relation to the business of the Group.

DOCUMENTS AVAILABLE FOR INSPECTION

A copy of the Exclusive Operation Agreement is available for inspection at the Company’s principal place of business in Hong Kong at Unit D, 19/F., United Centre, 95 Queensway, Hong Kong for a period of 14 days (excluding Saturdays and Sundays) from the date of this circular.

APPENDIX	GENERAL INFORMATION

MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors confirmed that there is no material adverse change in the financial or trading position of the Group since 31 December 2020, being the date to which the latest audited consolidated financial statements of the Group were made up.